Exhibit 12
CELANESE HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005

	(In $ millions, except ratio of earnings
	to combined fixed charges)
Earnings:
Earnings from continuing operations before tax and minority interest	175	47
Less:
Equity in net earnings of affiliates	(21)	(15)
Plus:
Income distributions from equity investments	17	36
Amortization of capitalized interest	1	1
Total fixed charges	72	155

Total earnings as defined before combined fixed charges	244	224

Fixed charges:
Interest expense	61	140
Capitalized interest	1	1
Estimated interest portion of rent expense	9	6
Guaranteed payment to minority shareholders	1	8

Total combined fixed charges	72	155

Ratio of earnings to combined fixed charges	3.4	1.4